November 27, 2017

William H.

Thompson

Accounting Branch

Chief Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street,

N.E.

Washington, D.C. 20549

Re:	EVO Transportation & Energy Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016 Form 10-Q for the Quarterly Period Ended June 30, 2017 File No. 0-54218

Dear Mr. Thompson:

On behalf of EVO Transportation & Energy Services, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by letter to the Company on November 6, 2017 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 (the “10-K”) a n d Form 10-Q for the Quarterly Period Ended June 30, 2017 (the “10-Q”), File No. 0-54218, filed with the Commission on April 18, 2017 and August 14, 2017, respectively. The Staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2016 Notes to Consolidated Financial Statements

General, page F-5

1.	We reviewed your response to comment 2. You state that the acquisition of Shock Inc. was accounted for under the purchase method of accounting and that the assets acquired (the management agreements) were recorded at predecessor cost since Messrs. Yeros and Honour are significant related parties. Please address the following:

●	Tell us the purchase price and how you valued the shares of common stock issued to the stockholders of Shock Inc.;

●	Provide us the balance sheet of Shock Inc. as of the acquisition date and a statement of operations of Shock Inc. for the interim period ended November 23, 2016 and the prior fiscal year;

●	Provide a description of the management agreements, including significant terms, referred to in the last paragraph of your response; and

●	Tell us your basis in GAAP for recording the assets at predecessor cost given you applied the purchase method accounting set forth in ASC 805.

Response: Shock Inc. (“Shock”) was formed to execute the employment agreements of John Yeros, Randy Gilbert and Kirk Honour. The Company common stock issued in the Shock merger was issued in connection with the conversion of the shares of Shock outstanding immediately prior to the merger of Shock and EVO, which were held by Messrs. Yeros, Gilbert and Honour.

The value of the EVO common stock was negotiated with management of EVO (then known as Minn Shares, Inc.) prior to the securities exchange between Titan CNG, LLC (“Titan”) and EVO such that the total number of shares of EVO common stock to be issued in the Titan securities exchange and the subsequent Shock merger would equal 91.25% of the outstanding common shares of EVO on a post-transaction basis. The 2,244,936 shares of common stock that Messrs. Yeros, Gilbert and Honour received as a result of the Shock merger was negotiated between Messrs. Yeros, Gilbert and Honour and the managers of Titan. The value of the common stock was calculated on the most recent issuance of Titan units at $0.04 per unit which equates to a value of approximately $90,000.

Shock did not prepare a formal balance sheet or statement of operations prior to its merger with EVO. As of November 22, 2016, the Shock balance sheet would have consisted of a de minimis amount of cash, and equity of the initial cash contribution offset by minimal expenses. Shock had negligible activity, and no material assets or liabilities. The statement of operations would have included an immaterial amount of expenses. Therefore, Shock does not have a balance sheet or statement of operations to provide.

For a description of the employment agreements between Messrs. Yeros, Gilbert and Honour and Shock, which EVO succeeded as a party to as a result of the Shock merger, please see Item 11 of Amendment No. 1 to the Company’s Annual Report on Form 10-K as filed with the SEC on May 1, 2017. Please see the Company’s Current Report on Form 8-K as filed with the SEC on November 29, 2016, for copies of those employment agreements.

Purchase method accounting set forth in ASC 805 requires that assets are acquired and liabilities assumed and as noted above Shock’s only assets were the employment agreements, which would have been valued at approximately $90,000 based on the trading price of Minn Shares stock on the day before the Titan securities exchange, and there were no liabilities. At the time of the Titan securities exchange and subsequent Shock merger, management determined that there was no value to the employment agreements due to the related party nature of the transaction and that the $0.04 price for Minn Shares common stock was not relevant because of the low trading volume for Minn Shares stock.

Note 2 – Acquisition, page F-16

2.	We reviewed your response to comment 3. It does not appear that Titan and El Toro were under common control since no individual stockholder had a majority voting interest in each entity and there is no contemporaneous written evidence of an agreement between stockholders having a majority voting interest in both entities to vote their shares in any way other than in concert. As such, it does not appear the transaction account for a transaction between entities with common ownership as a transaction between entities under common control.

Absent any specific guidance it appears you should revise your financial statements to account for the transaction as a business combination in accordance with ASC 805-10 through 805-30.

Response: Titan El Toro, LLC “(El Toro”) was formed to own the first natural gas station built by Titan. Under the initial ownership structure of El Toro, Titan owned 20% and the members of Titan owned the remaining 80%, resulting in common ownership between Titan and El Toro. Although there was no formal voting agreement in place between the equity holders or managers of Titan and El Toro, all of the decisions made related to El Toro were in concert with the Titan managers. El Toro purchased and constructed the assets during 2015, with the purchase and construction decisions made by the managers of Titan. While this arrangement may not have met the definition of common control for SEC reporting purposes, economically and legally these entities were under common control.

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The station constructed after El Toro and the station under construction are subsidiaries of Titan rather than brother/sister entities to Titan. Titan’s managers determined that the parent/subsidiary relationship was the preferable organizational structure going forward and effective January 1, 2016, Titan purchased the 80% interest in El Toro from predominantly the same ownership as Titan, making El Toro a wholly owned subsidiary of Titan. In the brief time between its inception and the January 1, 2016 transaction, El Toro lost approximately $700,000 that was funded by subordinated debt from the same members of Titan and El Toro. The purchase price was primarily the assumption by Titan of all of El Toro’s debts, with new subordinated debt issued in Titan, and a small amount of Titan equity issued as consideration to the non-Titan members of El Toro.

On January 1, 2016, management believed the fair value of the El Toro assets approximated their historical carrying costs. Their value was based on the fact the El Toro assets were newly purchased or constructed (less than 8 months old with minimal activity). Thus, the consideration given for the assets (which was the assumption of liabilities that either purchased the assets of El Toro or funded the losses) exceeded the historical carrying cost by the amount of the historical loss, or approximately $750,000.

The management of Titan and El Toro believed that the historical carrying costs approximated fair value. Thus, the fair value as determined by management exceeded the consideration given (primarily the assumptions of liabilities) by $750,000. Due to the start-up nature of the enterprise and the history of significant losses during its short history, management felt that there was no value to goodwill or any other intangible asset acquired in the acquisition and accordingly recognized a loss of $750,000. This judgement has been supported by history as the operations of El Toro were shut down in June of 2017 and all remaining assets on the books were fully impaired during Q3 of 2017. The only reason this transaction was consummated was due to the economic and legal common control that existed between the two entities.

Although Titan and El Toro were not technically under common control based on relevant SEC guidance due to the lack of a formal written agreement, as a practical matter the two entities were under common control because ownership and management of the two entities were essentially identical. In addition, accounting for the purchase by Titan of the remaining 80% interest in El Toro as a business combination in accordance with ASC 805-10 through 805-30 would not result in a meaningful difference to the Company’s financial statements. Nevertheless, in future filings we will clarify that the common control was an economic and legal common control and not common control as defined by SEC reporting guidance.

Sincerely,

/s/ John Yeros

John Yeros

CEO, EVO Transportation & Energy Services, Inc.

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